

06002370

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

BB 3/8

OMB APPROVAL

OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response . . . 12.00

SEC FILE NUMBER

8- 65725

AB
3/13

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2005___ AND ENDING___12/31/2005___
$\qquad$ MM/DD/YY $\qquad$ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Libertas Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Greenwich Office Park North

(No. and Street)

Greenwich	CT	06831
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ebert   (212) 809-7171

(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP

(Name - if individual, state last, first, middle name)

1185 Avenue of the Americas,	New York,	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

LIBERTAS PARTNERS LLC

CONTENTS
December 31, 2005



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Member of
Libertas Partners LLC

We have audited the accompanying statement of financial condition of Libertas Partners LLC (a wholly owned subsidiary of Libertas Holdings, LLC) (the "Company") as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Libertas Partners LLC as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 28, 2006

LIBERTAS PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash	$1,084,553
Due from Broker	2,623,682
Securities Owned - at market value	91,056
Due from Parent	672,513
Prepaid Expenses	26,026
Total Assets	**$4,497,830**

LIABILITIES AND MEMBER'S EQUITY

Liabilities - accounts payable and accrued expenses	$ 38,537
Member's Equity	4,459,293
Total Liabilities and Member's Equity	**$4,497,830**

1. ORGANIZATION:

Libertas Partners LLC (the "Company"), a Delaware limited liability company, is a subsidiary of Libertas Holdings, LLC (the "Parent"). The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company is a nonclearing broker-dealer and is exempt from the provisions of Rule 15c3-3 as all customers accounts, as defined, are carried by the clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES:

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company records principal transactions and the related revenue and expenses on a trade date basis.

Securities owned by the Company are valued at their prevailing market prices. All resulting unrealized gains and losses are reflected in member's equity.

No provision is made in the accompanying financial statement for federal or state income taxes since such liabilities are the responsibility of the Member.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses from such accounts.

3. DUE FROM BROKER:

The clearing and depository operations for the Company's security transactions are provided by its clearing broker pursuant to a clearing agreement. At December 31, 2005, the receivable from the clearing broker represents cash maintained at the clearing broker and commissions earned as an introducing broker.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

4. REGULATORY REQUIREMENTS:

As a registered broker-dealer and member of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain a minimum net capital as defined of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2005, the Company had net capital of $3,743,673, which exceeds the requirement of $100,000 by $3,643,673.

5. RELATED PARTY TRANSACTIONS:

The due from Parent is non-interest bearing.



LIBERTAS PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants



LIBERTAS PARTNERS LLC

INDEPENDENT AUDITOR'S
 SUPPLEMENTARY REPORT ON
 INTERNAL CONTROL

DECEMBER 31, 2005

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants



INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Partners of
Libertas Partners LLC

In planning and performing our audit of the financial statements and supplemental schedules of Libertas Partners LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons. Recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas   Suite 500   New York, NY 10036-2602
TEL 212 372 1800   FAX 212 372 1801   www.ggkllp.com



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Libertas Partners LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 28, 2006